Exhibit 12.1

ULTRA PETROLEUM CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of U.S. dollars, except ratios)

The ratio of our earnings (loss) to fixed charges for the periods indicated are as follows:

	Years ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income (loss) before income taxes	$537,027	$234,222	$(2,877,111)	$710,872	$723,074
Adjustments:
Add: Fixed charges	155,467	112,494	103,625	94,032	70,453
Add: Amortization of capitalized interest	802	252	64,278	201	36
Less: Capitalized interest	(20,419)	(1,984)	(14,987)	(30,664)	(21,223)

Total earnings available for fixed charges	672,877	344,984	(2,724,195)	774,441	772,340

Fixed Charges:
Interest expense	$126,157	$101,487	$88,180	$63,156	$49,032
Capitalized interest	20,419	1,984	14,987	30,664	21,223
Rental expense attributable to interest	8,891	9,023	458	212	198

Total fixed charges	155,467	112,494	103,625	94,032	70,453

Ratio of earnings to fixed charges	4.3	3.1	*	8.2	11.0

*	Earnings for the year ended December 31, 2012 were insufficient to cover fixed charges 2012 by $2.8 billion.